SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                              The York Group, Inc.
                              --------------------
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    986632107
                                    ---------
                                 (CUSIP Number)

                                 Curtis J. Zamec
                                  Wilbert, Inc.
                    P.O. Box 210, Forest Park, IL 60130-0210
                                 (708) 865-1600
           -----------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 8, 2000

                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

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




CUSIP No. 986632107
------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON/
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (entities only)
          Wilbert, Inc.        36-1178800

------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (See Instructions) (a) [  ]  (b) [ x ]

------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY

------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS (See Instructions)

          WC
------------------------------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
          [    ]

------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Illinois
------------------------------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

                             1,262,000
  NUMBER OF SHARES      ------------------------------------------------------------------------------
 BENEFICIALLY OWNED
  BY EACH REPORTING      8    SHARED VOTING POWER
       PERSON
        WITH                 0
------------------------------------------------------------------------------------------------------
                        9    SOLE DISPOSITIVE POWER

                             1,262,000
------------------------------------------------------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             0
------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             1,262,000
------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ x ]
              (See Instructions)
------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             14.1%
------------------------------------------------------------------------------------------------------

   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                             CO

------------------------------------------------------------------------------------------------------


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


Item 1.  Security and Issuer

     This Amendment No. 5 to Schedule 13D amends the Schedule 13D dated September 18, 2000, as previously amended. Capitalized terms used are defined in the Schedule 13D.

Item 3.  Source and Amount of Funds

     The total purchase price of all Common Stock reported in this Amendment No. 5 to Schedule 13D was $9,641. The source of funds for the purchase of such stock was working capital of Wilbert.

Item 4.  Purpose of the Transaction

Item 4 is hereby amended by addition of the following:

On January 8, 2001, Wilbert and Mr. Marvin C. Barbee were each signatory to a letter to York requesting that York present certain persons as nominees for director at York's 2001 annual meeting who, if elected, would constitute the entire board of directors of York. Mr. Barbee is the joint beneficial owner with his wife, Molly J. Barbee of 20,400 shares of Common Stock. Mr. Barbee executed the letter for purposes of meeting certain bylaw requirements of York for stockholder proposals. Wilbert will continue to pursue with York the inclusion of these nominees for election to director at the 2001 annual meeting.

Except as described above, Wilbert and Mr. and Mrs. Barbee are not affiliated in any manner. Wilbert and Mr. and Mrs. Barbee disclaim ownership of the other's Common Stock and do not deem themselves a group within the meaning of Section 13(d)(3) under the Securities Exchange Act of 1934, as amended. There is no agreement to vote, acquire or dispose of shares of Common Stock. There is no agreement regarding soliciting proxies or other support for election of the proposed nominees or for any other action with respect to York. Wilbert and Mr. Barbee have not discussed, nor does Mr. Barbee have any obligation with respect to any further action regarding the nominees for director.

Wilbert and York have engaged in additional discussions concerning Wilbert's relationship with York, as described in the previous amendments to Schedule 13D. No agreements have come from these discussions.

Item 5.  Interest in the Securities of the Issuer

Item 5 is hereby amended by addition of the following:

     (a) - (b) The response of Wilbert to Items 7 through 13 on the cover page and the responses of directors and executive officers of Wilbert set forth on
Schedule 1 to the Schedule 13D are incorporated herein by reference. All responses reflect the beneficial ownership as of the close of business on January 8, 2001. Wilbert disclaims beneficial ownership in Common Stock owned by an affiliate of a director reflected on Schedule 1 and disclaims beneficial ownership of all Common Stock held by Mr. and Mrs. Barbee. Percentage ownership responses are based on the outstanding number of shares set forth in York's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000.

(c) Set forth below is information with respect to each transaction with respect to the Common Stock since the last prior amendment to this Schedule 13D and up to and including January 8, 2000:

                                Shares                       Aggregate
        Date                 Purchased                    Purchase Price

    12/28/2000                  3,100                          $9,641

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of York

None other than as described in Item 4.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 10, 2001

                                 Wilbert, Inc.


                                 By:   /s/ Curtis J. Zamec
                                    --------------------------------------------
                                 Name:    Curtis J. Zamec
                                 Title:   President/Chief Executive Officer



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